SCHEDULE 13G

Amendment No. 1
Aurora Oil & Gas Corp
Common Stock
Cusip #052036100

Cusip #052036100
Item 1:	Reporting Person - FMR Corp.
Item 4:	Delaware
Item 5:	71,245
Item 6:	0
Item 7:	9,836,246
Item 8:	0
Item 9:	9,836,246
Item 11:	11.992%
Item 12:	    HC

Cusip #052036100
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	9,836,246
Item 8:	0
Item 9:	9,836,246
Item 11:	11.992%
Item 12:	IN



	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

This filing has been made to amend a previous filing made as of August 31, 2006, in order to include the Issuers Principal Executive Offices address.


Item 1(a).	Name of Issuer:

		Aurora Oil & Gas Corp

Item 1(b).	Name of Issuer's Principal Executive Offices:

		4110 Copper Ridge Drive
		Suite 100
		Traverse City, MI  49684


Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		052036100

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with ection 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

(a)  Amount Beneficially Owned:	9,836,246

(b)  Percent of Class:	11.992%

(c)  Number of shares as to which such person has:

   (i)  sole power to vote or to direct the vote:	71,245

   (ii)  shared power to vote or to direct the vote:	0

   (iii)  sole power to dispose or to direct the disposition of:  9,836,246

   (iv)  shared power to dispose or to direct the disposition of:	0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Aurora Oil & Gas Corp. No one person's interest in the Common Stock of Aurora Oil & Gas Corp is more than five percent of the total outstanding Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable.  See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 13, 2006
Date

/s/Eric D. Roiter
Signature

Eric D, Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)



Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 9,768,546 shares or 11.909% of the Common Stock outstanding of Aurora Oil & Gas Corp ("the Company") as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

Edward C. Johnson 3d and FMR Corp., through its control of Fidelity, and the fundseach has sole power to dispose of the 9,768,546 shares owned by the Funds.

Members of the family of Edward C. Johnson 3d, Chairman of FMR Corp., are the predominant owners, directly or through trusts, of Series B shares of common stock of FMR Corp., representing 49% of the voting power of FMR Corp. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B shares will be voted in accordance with the majority vote of Series B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.

Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds'Boards of Trustees.

Fidelity Management Trust Company, 82 Devonshire Street, Boston,
Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 67,700 shares or 0.083% of the Common Stock outstanding of the Company as a result of its serving as investment manager of the institutional account(s).

Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 67,700 shares and sole power to vote or to direct the voting of 67,700 shares of Common Stock owned by the institutional account(s) as reported above.


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)
RULE 13d-1(f)(1)  AGREEMENT

The undersigned persons, on September 13, 2006, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Aurora Oil & Gas Corp at August 31, 2006.

	FMR Corp.

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect
	subsidiaries

	Edward C. Johnson 3d

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney dated December 30, 1997, by and on behalf of Edward C. Johnson 3d

	Fidelity Management & Research Company

	By /s/ Eric D. Roiter
	Eric D. Roiter
	Senior V.P. and General Counsel